DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   31-Oct-2021

Amounts in USD

Dates

Collection Period No.	20				
Collection Period (from... to)	1-Oct-2021	31-Oct-2021			
Determination Date	10-Nov-2021				
Record Date	12-Nov-2021				
Distribution Date	15-Nov-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2021	15-Nov-2021	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2021	15-Nov-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	266,551,562.88	230,690,241.46	35,861,321.42	106.730123	0.686578
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**351,956,562.88**	**316,095,241.46**	**35,861,321.42**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**446,557,044.92**	**410,695,723.50**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	270,994.09	0.806530	36,132,315.51	107.536653
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**368,498.13**		**36,229,819.55**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	34,885,749.59	(1) Total Servicing Fee	372,130.87
Interest Collections	1,942,942.72	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	74,052.09	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	345,686.68		
Purchase Amounts	840,156.77	(3) Interest Distributable Amount	368,498.13
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	284.37	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**38,088,872.22**	(6) Regular Principal Distributable Amount	35,861,321.42
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**38,088,872.22**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,486,921.80
		Total Distribution	**38,088,872.22**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	372,130.87	372,130.87	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	368,498.13	368,498.13	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	270,994.09	270,994.09	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	368,498.13	368,498.13	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	35,861,321.42	35,861,321.42	0.00
Aggregate Principal Distributable Amount	35,861,321.42	35,861,321.42	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	23.36
minus Net Investment Earnings	23.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	23.36
Net Investment Earnings on the Collection Account	261.01
Investment Earnings for the Collection Period	284.37

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	446,557,044.92	4,893
Principal Collections	14,985,836.79	
Principal Collections attributable to Full Pay-offs	19,899,912.80	
Principal Purchase Amounts	834,149.36	
Principal Gross Losses	141,422.47	
Pool Balance end of Collection Period	410,695,723.50	4,699
Pool Factor	37.34%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.73%
Weighted Average Number of Remaining Payments	42.36	29.27
Weighted Average Seasoning (months)	14.06	32.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	409,349,361.60	4,673	99.67%
31-60 Days Delinquent	1,117,733.70	19	0.27%
61-90 Days Delinquent	111,660.40	5	0.03%
91-120 Days Delinquent	116,967.80	2	0.03%
Total	410,695,723.50	4,699	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.06%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	141,422.47	2	14,352,655.02	177
Principal Net Liquidation Proceeds	73,919.86		5,480,947.17	
Principal Recoveries	336,045.66		4,477,880.19	
Principal Net Loss / (Gain)	(268,543.05)		4,393,827.66	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.752%)
Prior Collection Period	(1.584%)
Second Prior Collection Period	0.903%
Third Prior Collection Period	1.653%
Four Month Average	0.055%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.399%
Average Net Credit Loss/(Gain)	24,823.89

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%